Exhibit 99.4

TAL EDUCATION GROUP

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING COMMON SHARES OF

TAL EDUCATION GROUP

FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN

Resolution 1	☐	☐	☐

Address Change ☐ Mark box, sign and indicate changes/comments below:	Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.		☐

	Sign Below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

1.              The resolution as set out in Item 1 of the Notice of Annual General Meeting regarding the amendment to Section 3.1(a) and Section 11.2 of the 2010 Share Incentive Plan of TAL Education Group

TAL Education Group
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of TAL Education Group (the “Company”) will be held at 10:00 a.m. (Hong Kong time), on Friday, August 30, 2013 at the 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Common Shares represented by your ADRs FOR, AGAINST or to ABSTAIN from voting on the Resolution to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to the Company’s Resolution. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), August 27, 2013. Only the registered holders of record as of the close of business on July 25, 2013 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Common Shares of the Company of record on July 25, 2013, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Common Shares of the Company represented by ADRs, in accordance with the instructions given below.

To view the Notice of Meeting and any other applicable materials related to the Meeting, please visit: http://en.xueersi.org/investor/AGM.html

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on August 27, 2013.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.